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                                      EXHIBIT 2




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                           [HF FINANCIAL CORP. LETTERHEAD]

_______ __, 1996

To Our Stockholders:

Today your Board of Directors adopted a Shareholder Rights Plan. Copies of the press release and detailed summary of the Rights Plan are enclosed.

The Plan is designed to protect our stockholders against certain coercive, unfair or inadequate takeover attempts. The Rights Plan is not intended to prevent an acquisition of HF Financial Corp. in which all of our stockholders are offered a fair price for all of their shares. In this connection, at this time we have no indication that any third party is interested in acquiring HF Financial Corp.

The Rights are being issued to stockholders of record at the close of business on November 13, 1996, and they expire on October 22, 2006. Because the Rights are not immediately exercisable, it is not necessary to send you a separate certificate for the Rights. The Rights will automatically trade with HF Financial Corp.'s Common Stock. However, ten business days after a public announcement that a person has acquired 20% or more of HF Financial Corp.'s Common Stock or ten business days following commencement of, or announcement of an intention to make, a tender offer that would result in the acquisition by a person or group of 20% or more of HF Financial Corp.'s Common Stock, the Rights will become exercisable and separate certificates representing the Rights will be distributed to HF Financial Corp.'s stockholders.

The Rights do not interfere with HF Financial Corp.'s business plans or affect its financial position. The issuance of the Rights has no dilutive effect, will not affect earnings per share, is not taxable to you or HF Financial Corp., and will not change the way in which HF Financial Corp.'s Common Stock is traded on the Nasdaq National Market System. Depending on individual circumstances, stockholders may recognize taxable income, but only when (and if) the Rights become exercisable or upon the occurrence of certain events thereafter.

In adopting the Plan, your Board of Directors has expressed its confidence in the future and its determination that you, our stockholders, be given every opportunity to participate fully in the future of HF Financial Corp.

Sincerely,


Curtis L. Hage
Chief Executive Officer

Enclosures


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                                  HF FINANCIAL CORP.

FOR
IMMEDIATE RELEASE            CONTACT:       DONALD F. BERTSCH
                                            CHIEF FINANCIAL OFFICER
                                            (605) 333-7556

                              HF FINANCIAL CORP. ADOPTS
                               SHAREHOLDER RIGHTS PLAN


    SIOUX FALLS, SOUTH DAKOTA - October 23, 1996.

    The board of directors of HF Financial Corp. (Nasdaq: HFFC) has adopted a Shareholder Rights Plan (the "Plan"). The Plan is designed to enable HF Financial Corp. and its board of directors to develop and preserve long term values for stockholders and to protect stockholders in the event an attempt is made to acquire control of HF Financial Corp. through certain coercive or unfair tactics or without an offer of fair value to all stockholders.

    The Plan provides for a distribution of a purchase right to each shareholder of record of the Company's Common Stock on November 13, 1996. Under this Plan, these rights to purchase preferred shares will be exercisable if a person or group acquires or announces an intention to acquire 20% or more of the Company's Common Stock. Each right entitles the holder, after the rights become exercisable, to receive Company common stock having a market value of the two times the exercise price of the Right or securities of the acquiring entity at one-half their market value at that time.


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    HF Financial Corp. reported $554 million in total assets as of September
30, 1996. HF Financial Corp. is the holding company for the Sioux Falls, South Dakota-based Home Federal Savings Bank and the Omaha, Nebraska-based HF Mortgage Corp.



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